Oracle Healthcare Acquisition Corp.

200 Greenwich Avenue, 3rd Floor

Greenwich, Connecticut 06830

March 1, 2006

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Attn: Mr. Jay Ingram

Re:	Oracle Healthcare Acquisition Corp.
Registration Statement on Form S-1
Registration No. 333-128748

Dear Mr. Ingram:

                Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Oracle Healthcare Acquisition Corp. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:35 P.M. EST on March 2, 2006 or as soon thereafter as practicable.

Very truly yours,

ORACLE HEALTHCARE ACQUISITION CORP.

By:	/s/ Joel D. Liffmann
Name: Joel D. Liffmann
Title: President and Chief Operating Officer